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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE TO
                                  (RULE 13E-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 3 -- FINAL AMENDMENT)

                              -------------------

                              WOLVERINE TUBE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                              -------------------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
            HAVING AN EXERCISE PRICE OF $20.00 PER SHARE OR GREATER
                         (Title of Class of Securities)
                              -------------------

                                   978093102
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                              -------------------

                             JOHANN R. MANNING, JR.
           SENIOR VICE PRESIDENT, HUMAN RESOURCES AND GENERAL COUNSEL
                              WOLVERINE TUBE, INC.
                      200 CLINTON AVENUE WEST, SUITE 1000
                           HUNTSVILLE, ALABAMA 35801
                                 (256) 890-0460
           (Name, address, and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    Copy to:
                               Michael D. Waters
                                  Suzanne Ashe
                              Balch & Bingham LLP
                      1901 Sixth Avenue North, Suite 2600
                           Birmingham, Alabama 35203
                                 (205) 251-8100

                           CALCULATION OF FILING FEE
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
   TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
----------------------------                       ----------------------------
       $ 12,549,083                                            $ 2,510

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*        Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 858,010 shares of common stock of Wolverine Tube, Inc. having an aggregate value of $12,549,083 as of August 16, 2001 will be cancelled and exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:    $ 2,510
                  Form or Registration No.:  Schedule TO-I
                  Filing Party:              Wolverine Tube, Inc.
                  Date Filed:                August 23, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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                             INTRODUCTORY STATEMENT

         This Amendment No. 3 (Final Amendment) to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Wolverine Tube, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on August 23, 2001, as amended by Amendment No. 1 thereto filed with the SEC on September 17, 2001 and Amendment No. 2 thereto filed with the SEC on September 19, 2001, reports the final results of the Company's offer to eligible option holders to cancel and exchange certain options to purchase shares of the Company's common stock, par value $.01 per share, having an exercise price of $20.00 or greater for replacement stock options to purchase one share of common stock for every two shares underlying the exchanged options upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Options, dated August 23, 2001 (the "Offer to Exchange"), as amended, and accompanying forms.

ITEM 4.  TERMS OF TRANSACTION.

         Item 4 of the Schedule TO is hereby amended to add the following sentences:

         (a) The offer expired at 5:00 p.m. Central Time on October 1, 2001. Pursuant to the offer, on October 2, 2001, the Company accepted for cancellation and exchange options to purchase 836,860 shares of the Company's common stock, representing approximately 97.5% of the options eligible to be tendered pursuant to the offer. Upon the terms and subject to the conditions of the offer, on April 11, 2002, the Company will grant replacement options to purchase 418,430 shares of the Company's common stock in exchange for the options surrendered in the offer. On October 2, 2001, the Company sent each option holder whose options had been accepted for exchange a confirmation substantially in the form previously filed as Exhibit (a)(13) hereto.

         (b) All ten of the Company's executive officers and directors participated in the offer, tendering an aggregate of 354,500 option shares, or 100% of the eligible option shares held by this group. The Company accepted and cancelled all 354,500 of these eligible option shares.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

                                    WOLVERINE TUBE, INC.


                                    /S/ DENNIS J. HOROWITZ
                                    --------------------------------------------

                                    Dennis J. Horowitz
                                    Chairman, President and Chief Executive
                                    Officer

Date: October 2, 2001